SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               AMB Financial Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   001984 10 3
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                                 (CUSIP Number)

                              Clement B. Knapp, Jr.
                                 Denise L. Knapp
                               8230 Hohman Avenue
                           Munster, Indiana 46321-1579
                                 (219) 836-5870
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 001984 10 3


            1.        NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Clement B. Knapp, Jr.
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            2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                      A GROUP                             (a)  o
                                                          (b)  o
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            3.        SEC USE ONLY
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            4.        SOURCE OF FUNDS

                      PF, SC, BK
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            5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)  __
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            6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
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                      7.        SOLE VOTING POWER

NUMBER OF                        91590
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH
                      ----------------------------------------------------------
                      8.        SHARED VOTING POWER

                                0
                      ----------------------------------------------------------
                      9.        SOLE DISPOSITIVE POWER

                                56548
                      ----------------------------------------------------------
                      10.       SHARED DISPOSITIVE POWER

                                13747.5
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                      11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                91590
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                      12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN  SHARES   o
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                      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                9.50%
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                      14.       TYPE OF REPORTING PERSON

                                IN
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



                                  SCHEDULE 13D
CUSIP No. 001984 10 3


                      1.        NAME OF REPORTING PERSON
                                S.S. OR I.R.S. IDENTIFICATION NO. OF
                                ABOVE PERSON

                                Denise L. Knapp
--------------------------------------------------------------------------------
                      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                                A GROUP                             (a)  o
                                                                    (b)  o
--------------------------------------------------------------------------------
                      3.        SEC USE ONLY
--------------------------------------------------------------------------------
                      4.        SOURCE OF FUNDS

                                PF, SC, BK
--------------------------------------------------------------------------------
                      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) __
--------------------------------------------------------------------------------
                      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States of America
--------------------------------------------------------------------------------

                                7.        SOLE VOTING POWER

NUMBER OF                                 91590
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH
                      ----------------------------------------------------------
                                8.        SHARED VOTING POWER

                                          0
                      ----------------------------------------------------------
                                9.        SOLE DISPOSITIVE POWER

                                          56548
                      ----------------------------------------------------------
                                10.       SHARED DISPOSITIVE POWER

                                          13747.5
                      ----------------------------------------------------------
                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           91590
--------------------------------------------------------------------------------
                      12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN  SHARES   o
--------------------------------------------------------------------------------
                      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                9.50%
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                      14.       TYPE OF REPORTING PERSON

                                IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
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         The class of equity  securities to which this statement  relates is the common stock, par value $.01 per share (the "Common Stock"), of AMB Financial Corp. ("AMB") with its main office located at 8230 Hohman Avenue, Munster, Indiana 46321-1579. All share number have been adjusted for AMB's stock split of June 30, 2000.

Item 2.  Identity and Background
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     Clement B. Knapp,  Jr. is the  Chairman of the Board,  President  and Chief
Executive Officer of AMB. Denise L. Knapp is the Secretary of AMB and a branch manager with American Savings Bank, FSB. Mr. & Mrs. Knapp 's address is 8230 Hohman Avenue, Munster, Indiana 46321-1579. During the last five years, neither Mr. nor Mrs. Knapp has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mr. and Mrs. Knapp is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
--------------------------------------------------------------------------------
     Mr. Knapp and Mrs. Knapp have beneficial ownership of 91,590 shares of Common Stock. The beneficial ownership of the 91,590 was acquired as follows:
     Between March 1996 and the date hereof, Mr. Knapp acquired 17,250 shares of Common Stock and Mrs. Knapp acquired 2,923.5 shares of Common Stock, with a combination of personal funds and borrowings in the ordinary course of business from Peoples Bank, SB for an aggregate purchase price of approximately $140,000.
     On October 23, 1997, Mr. Knapp was awarded 16,861.5 shares of restricted Common Stock, which vested annually over a five year period. Of the 16,861.5 shares of restricted Common Stock granted, 10,117.5 are vested. Also, on October 23, 1997, Mr. Knapp was awarded options to purchase 42,154.5 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Of the 42,154.5 options that were awarded 25,293 have vested as of the date hereof. The awards of restricted Common Stock and options were granted to Mr. Knapp at no cost to him.
     On October 23, 1997, Mrs. Knapp was awarded 7,420.5 shares of restricted Common Stock, which vested annually over a five year period. Of the 7,420.5 shares of restricted Common Stock granted, 4,450.5 are vested. Also, on October 23, 1997, Mrs. Knapp was awarded options to purchase 13,489.5 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Of the 13,489.5 options that were awarded 8,094 have vested as of the date hereof. The awards of restricted Common Stock and options were granted to Mrs. Knapp at no cost to her.
     Through the date hereof, Mr. Knapp has acquired 10,381.5 and Mrs. Knapp has acquired 3,366 shares of Common Stock through the AMB Corporation Employee Stock Ownership Plan, for which Home Federal Savings Bank acts as Trustee. These shares were purchased with funds contributed by American Savings Bank, FSB, the subsidiary of AMB for an aggregate purchase price of approximately $92,000.

Item 4.  Purpose of Transaction
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     All of the  shares  acquired  by Mr.  Knapp  and Mrs.  Knapp,  directly  or indirectly, were acquired for investment purposes. Mr. Knapp and Mrs. Knapp may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of AMB for investment purposes or dispose of shares of AMB. As President, Chief Executive Officer and Chairman of
the  Board  of  AMB,  Mr.  Knapp  regularly   explores   potential  actions  and
transactions which may be advantageous to AMB, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of AMB.
     Except as noted above, Mr. Knapp and Mrs. Knapp have no plans or proposals which relate to or would result in:
     (a) the acquisition by any person of additional securities of AMB, or the disposition of securities by AMB;
     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or   liquidation,   involving   AMB  or  any  of  its
          subsidiaries;
     (c) a sale or transfer of material amount of assets of AMB or any of its subsidiaries;
     (d) any change in the present Board of Directors or management of AMB, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
     (e) any material change in the present capitalization or dividend policy of AMB;
     (f)  any other material change in AMB's business or corporate structure;
     (g)  changes in AMB's  articles  of  incorporation,  bylaws or  instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of AMB by any persons;

     (h) causing a class of securities of AMB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;
     (i) a class of equity securities of AMB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
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     (a)  Mr. and Mrs. Knapp  beneficially  own an aggregate of 91,590 shares of
          Common Stock, constituting 9.50% of the number of shares of such Common Stock outstanding on the date hereof.
     (b) With respect to the 91,590 shares of Common Stock owned beneficially by Mr. and Mrs. Knapp, such amounts include:
          (1) 23,161 shares over which Mr. and Mrs. Knapp has sole voting power and sole dispositive power.
          (2) 21,294.5 unvested restricted shares over which Mr. and Mrs. Knapp have sole voting power but no dispositive power.
          (3) 13,747.5 shares over which Mr. and Mrs. Knapp have sole voting and shared dispositive power, with Home Federal Savings Bank, N.A., a Federal chartered savings bank with its principal business address at 501 Washington Street, Columbus, Indiana 47202-0408.

          (4) Options to purchase 33,387 shares of Common Stock which upon exercise Mr. and Mrs. Knapp will have sole voting and sole dispositive power.
     (c)  No transactions have been effected in the past sixty days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Knapp or Mrs. Knapp.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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     There  are no  contracts,  arrangements,  understandings  or  relationships
(legal or otherwise) between Mr. Knapp and Mrs. Knapp and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Knapp and Mrs. Knapp is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits
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         1.  Agreement regarding joint filing.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 8,2000                       /s/ CLEMENT B. KNAPP, JR.
                                          -------------------------------
                                          Clement B. Knapp, Jr.


Date: August 8,2000                       /s/ DENISE L. KNAPP
                                          -------------------------------
                                          Denise L. Knapp